UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: December 14, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

St. Laurent, Québec H4M 2X5

2.	Date of Material Change

December 14, 2015.

3.	News Release

Intertape Polymer Group Inc. (“IPG®”) issued a press release with respect to the material change described below on December 14, 2015 via Marketwired.

4.	Summary of Material Change

IPG has entered into a Shareholder Rights Plan Agreement with CST Trust Company, as rights agent, effective immediately.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

IPG has entered into a Shareholder Rights Plan Agreement with CST Trust Company, as rights agent, effective immediately.

The purpose of the Shareholder Rights Plan (the “Rights Plan”) is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. The Rights Plan has not been adopted in response to, or in anticipation of, any known or anticipated takeover bid or proposal to acquire control of IPG. The Rights Plan is similar to plans adopted by many Canadian public companies.

IPG’s Board of Directors has implemented the Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each common share outstanding at the close of business on December 14, 2015 (the “Record Time”) and in respect of each voting share issued by IPG after the Record Time. The Rights trade with, and are represented by, the common shares. Until such time as the Rights separate, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders.

If a person, or a group acting jointly or in concert (each, an “Offeror”), acquires beneficial ownership of 20% or more of the then outstanding voting shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such Offeror, which will become void) will separate and permit the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger a separation under the Rights Plan. These criteria require, among other things, that the bid be made by way of a takeover bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days or such longer period as may be prescribed by law as the minimum deposit period.

Prior to separation, the Rights Plan is not dilutive and will not affect reported earnings per share or change the way in which shareholders would otherwise trade shares. Upon separation, reported earnings per share, on a fully diluted or non-diluted basis, may be affected. Shareholders who do not exercise their Rights upon separation may suffer substantial dilution along with the Offeror.

The Rights Plan is effective immediately and the Toronto Stock Exchange has accepted notice of the Rights Plan for filing subject to it being ratified by IPG’s shareholders within six months of the effective date of December 14, 2015. If it is not confirmed by shareholders within six months, the Rights Plan and any Rights issued thereunder will terminate.

A copy of the Shareholder Rights Plan is available under IPG’s profile on SEDAR at www.sedar.com and has been filed with the U.S. Securities and Exchange Commission.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Gregory Yull, President and Chief Executive Officer of IPG. Mr. Yull can be reached at (866) 202-4713.

9.	Date of Report

December 14, 2015.